EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$25,415,807.45	0.0001476%	$3,751.37

Fees Previously Paid			—

Total Transaction Valuation	$25,415,807.45

Total Fees Due for Filing			$3,751.37

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$3,751.37

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